Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Pricing Supplement Addendum to Pricing Supplement No. 1394 dated April 12, 2012 to the Prospectus dated September 19, 2011, the Prospectus Supplement dated September 19, 2011, the General Terms Supplement dated March 22, 2012 and
the Product Supplement No. 1065 dated September 19, 2011

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $3,780,000 Leveraged Buffered Index-Linked Notes due 2013

(Linked to the EURO STOXX 50® Index, Converted Into U.S. Dollars)

This pricing supplement addendum relates to $802,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this pricing supplement addendum. $2,978,000 principal amount of the notes, which we call the “original notes,” were issued on April 19, 2012, as described in the accompanying pricing supplement no. 1394 dated April 12, 2012.  The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38147A762) and ISIN (US38147A7625) numbers. In this pricing supplement addendum, the term “notes” means the reopened notes and the original notes.

The following information supplements and should be read with the accompanying pricing supplement no. 1394, together with the accompanying prospectus supplement dated September 19, 2011 relating to Medium-Term Notes, Series D, the accompanying prospectus dated September 19, 2011, the accompanying general terms supplement dated March 22, 2012 and the accompanying product supplement no. 1065 dated September 19, 2011.

Your investment in the notes involves certain risks. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-30 of the accompanying product supplement no. 1065, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-10 of the accompanying pricing supplement no. 1394 so that you may better understand those risks.

Original issue date (settlement date): for the reopened notes, April 27, 2012	Underwriting discount: 0.10% of the $802,000 principal amount of the reopened notes

Original issue price: 98.85% of the $802,000 principal amount of the reopened notes	Net proceeds to issuer: 98.75% of the $802,000 principal amount of the reopened notes

We may decide to sell additional notes after the date hereof at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement addendum, the accompanying pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this pricing supplement addendum in connection with offers and sales of the notes in market-making transactions.

Goldman, Sachs & Co.

Pricing Supplement Addendum dated April 20, 2012

The Underlier

The EURO STOXX 50® Index, which we refer to as the EURO STOXX 50 Index, is a capitalization-weighted index of 50 European blue-chip stocks and was created by STOXX Limited, a joint venture among Deutsche Boerse AG, Dow Jones & Company, Inc. and SWX Swiss Exchange. Publication of the EURO STOXX 50 Index began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The EURO STOXX 50 Index is published in The Wall Street Journal. The level of the EURO STOXX 50 Index is disseminated on, and additional information about the index is published on, the STOXX Limited website: http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement addendum. STOXX Limited is under no obligation to continue to publish the EURO STOXX 50 Index and may discontinue publication of the EURO STOXX 50 Index at any time.

The top ten constituent stocks, by weight, 18 industry sector weights and 9 country weights of the EURO STOXX 50 Index as of March 30, 2012 are listed under “The Underlier” on page PS-14 of the accompanying pricing supplement no. 1394.  Constituent weights, industry weightings and country weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically. With regard to the industry weightings, percentages may not sum to 100% due to rounding. Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

The above information supplements the description of the EURO STOXX 50® Index found in the accompanying general terms supplement. For more details about the EURO STOXX 50® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — EURO STOXX 50® Index” on page S-56 of the accompanying general terms supplement.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

	High	Low	Closing
2012
Quarter ending June 30 (through April 20, 2012)	2,501.18	2,284.67	2,311.27

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified above.  Goldman, Sachs & Co. proposes initially to offer the reopened notes to the public at the original issue price specified above.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the reopened notes against payment therefor in New York, New York on April 27, 2012, which is the fifth scheduled business day following the date of this pricing supplement addendum and of the pricing of the reopened notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the reopened notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.